SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	RESIGNATION OF EXECUTIVE DIRECTOR (CEO) – APPOINTMENT OF REPLACEMENT

May 4, 2015

Securities and Exchange Commission

RE: RESIGNATION OF EXECUTIVE DIRECTOR (CEO) - APPOINTMENT OF REPLACEMENT

We are pleased to inform that BBVA Banco Frances S.A.’s Board of Directors, during its meeting held today, has decided to accept the resignation of the Executive Director (CEO), Ricardo Enrique Moreno, and accordingly has appointed Martin Ezequiel Zarich to carry out this position.

The reason for the resignation was that Mr. Moreno has been appointed to carry out important roles in Banco Bilbao Vizcaya Argentaria S.A.

The Board also decided that the resignation of Mr. Moreno shall be effective when the Central Bank of Argentina authorizes Mr. Zarich as the new Executive Director (CEO).

Notwithstanding the foregoing, we inform that Jorge Carlos Bledel, continues as Chairman of the Board of Directors.

Finally, the Board has also decided to appoint Gustavo Alonso as the new Director of Innovation & Development, in replacement of Mr. Zarich.

BBVA BANCO FRANCES S.A.

Reconquista 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 4, 2015	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer